SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                     FORM 10-C

                  REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                           INTERDEALER QUOTATION SYSTEM

                   Filed pursuant to Section 13 or 15 (d) of the
                  Securities Exchange Act of 1934 and Rule 13a-7
                               or 15d-17 thereunder

                              CAMELOT CORPORATION
                  (Exact Name of Issuer as Sepecified in Charter)

          Camelot Place, 17770 Preston Road, Dallas, Texas  75252
                      (Address of Principal Executive Office)

   Issuer's telephone number, including area code:     (214) 733-3005

   I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more on the number of shares outstanding:

        1.   Title of security    Common Stock

        2.   Number of shares outstanding before the change   14,072,152

        3.   Number of shares outstanding after the change   16,716,391

        4.   Effective date of change    March 21, 1996

        5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc)
             Conversion of Preferred Stock; acquisition of stock for Treasury

        Give brief description of transaction: Conversion of Preferred Stock; acquisition of stock for Treasury

   II.  CHANGE IN NAME OF ISSUER

        1.   Name prior to change

        2.   Name after change

        3.   Effective date of charter amendment changing name

        4.   Date of shareholder approval of change if required

                                      CAMELOT CORPORATION

   Date: 3/22/96                      By:/S/ Jeanette P. Fitzgerald
                                      Officer's signature and title
                                      Jeanette P. Fitzgerald
                                      Vice President